UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

   (Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 1-11377

CINERGY CORP. UNION EMPLOYEES' SAVINGS INCENTIVE PLAN./

CINERGY CORP. UNION EMPLOYEES’
SAVINGS INCENTIVE PLAN
139 East Fourth Street
Cincinnati, Ohio 45202

(Full title of the Plan and the address of the Plan,
if different from that of the issuer named below)

CINERGY CORP.
139 East Fourth Street
Cincinnati, Ohio 45202

(Name of issuer of the common stock issued pursuant to the
Plan and the address of its principal executive office)

CINERGY CORP.
UNION EMPLOYEES’ SAVINGS INCENTIVE PLAN

TABLE OF CONTENTS

                                                                                                    Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                              1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                  2

   Statements of Changes in Net Assets Available for Benefits Years Ended
     December 31, 2004 and 2003                                                                      3

   Notes to Financial Statements                                                                   4-10

SUPPLEMENTAL SCHEDULE--                                                                             11

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2004                                                                        12

   NOTE:    All other schedules required by Section 2520.103-10 of the Department of
            Labor's Rules and Regulations for Reporting and Disclosure under the Employee
            Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE                                                                                           S-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                            E-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Cinergy Corp.:
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for benefits of Cinergy Corp. Union Employees’ Savings Incentive Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio
June 24, 2005

CINERGY CORP.
UNION EMPLOYEES’ SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS                                                                       2004                2003

CURRENT ASSETS:
  Investments--at fair value (see Notes 3 and 4):
    Plan interest in Cinergy Corp. Common Stock Master Trust            $179,340,965        $161,056,399
    Mutual funds                                                          81,826,463          14,598,431
    Interest bearing cash                                                 14,391,459          10,101,589
    Loans to participants                                                 11,004,614          72,839,512
    Common/collective trusts                                               3,381,365        ____________
                                                                           ---------

           Total investments                                             289,944,866         258,595,931

  Employer's contribution receivable                                         647,708             937,553
                                                                             -------             -------

NET ASSETS AVAILABLE FOR BENEFIT                                        $290,592,574        $259,533,484
                                                                        ============        ============

See notes to financial statements.

CINERGY CORP.
UNION EMPLOYEES’ SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                          2004                2003

ADDITIONS--
  Additions to net assets attributed to:
    Investment income:
      Plan interest in Cinergy Corp. Common
        Stock Master Trust (see Note 4)                              $ 20,285,354         $ 29,799,140
      Net appreciation in fair value of investments (see Note 4)        5,561,187           13,464,419
      Interest and dividends                                            3,181,627            2,151,353
                                                                        ---------            ---------

           Net investment income                                       29,028,168           45,414,912

  Contributions:
    Participant                                                         9,573,341            8,937,254
    Employer                                                            4,909,607            5,041,182
    Rollover                                                              345,126              152,379
                                                                          -------              -------

           Total additions                                             43,856,242           59,545,727
                                                                       ----------           ----------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                                     (10,050,166)        (19,351,005)
    Administrative fees                                                   (52,000)            (35,017)
    Dividends paid in cash                                               (659,367)           (390,161)
    Deemed distributions of loans to participants                         (21,096)            (82,824)
                                                                          -------             -------

           Total deductions                                           (10,782,629)         (19,859,007)

  Net increase prior to transfers                                      33,073,613           39,686,720
  Interplan transfers (see Note 2)                                     (2,014,523)          (1,450,128)
                                                                       ----------           ----------

                                                                       31,059,090           38,236,592
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   259,533,484          221,296,892
                                                                      -----------          -----------

  End of year                                                        $290,592,574         $259,533,484
                                                                     ============         ============

See notes to financial statements.

CINERGY CORP.
UNION EMPLOYEES’ SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. PLAN DESCRIPTION

The following description of the Cinergy Corp. Union Employees’ Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering union employees of Cinergy Corp. and subsidiaries (collectively, the “Company”) who are represented by the following collective bargaining organizations:

o	The Utility Workers Union, Local 600

o	The International Brotherhood of Electrical Workers, Local 1347

o	The United Steelworkers of America, Local 12049 and Local 14214

o	The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1

o	The Employees' Representation Association

o	Unite, Local 2024

o	Unite, Local 1093

The Plan is administered by the Cinergy Corp. Benefits Committee and trusteed by the Fidelity Management Trust Company (“Fidelity”) and the U.S. Trust Company of California N.A. (“US Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. A portion of the administrative expenses of the Plan are paid by the Company.

Contributions—The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the Internal Revenue Service (“IRS”) maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Corp. Common Stock Master Trust.

The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match. All employer contributions are invested by the trustee in the Cinergy Corp. Common Stock Master Trust. The employer contributions must remain in the Cinergy Corp. Common Stock Master Trust until the participant reaches age 50 and are shown in Note 3 as “Non-participant Directed”funds until the participant elects to transfer the funds to another investment option.

Effective January 1, 2003, the Deferred Profit Sharing program is available to eligible employees. The Company, at its discretion can make a profit sharing contribution to the Plan for the plan year in an amount determined by the Company. In 2004 and 2003, the amount of the Deferred Profit Sharing contributions were $135,431 and $215,386, respectively.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2004 and 2003, the IRS allowed participants over the age of 50 to contribute up to an additional $3,000 and $2,000 over and above the $13,000 and $12,000 pre-tax limit, respectively. Cinergy will not provide a base company match or incentive match on these additional contributions.

Vesting—Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Cinergy Corp. common stock on Deferred Profit Sharing Contributions are vested immediately.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on the participant’s account balance or contribution percentage as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Payment of Benefits—Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000. Active participants are also eligible to apply to the Plan administrator for “hardship” withdrawals from their pre-tax account in accordance with Plan provisions.

Participant Loans—Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account. Loans are to be repaid within 54 months through regular payroll deductions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan are prepared on an accrual basis.

Investment Valuation and Income Recognition—Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices, which represent the net asset value of shares held by the Plan at year-end. Company common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan and the Cinergy Corp. Non-Union Employees’ 401(k) Plan and Cinergy Corp. Union Employees’ 401(k) Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits—Benefit payments are recorded when paid.

3. NON-PARTICIPANT DIRECTED NET ASSETS

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed balances is as follows:

                                                                                 December 31,
                                                                              2004          2003

         Net assets--Cinergy Corp. Common Stock Master Trust              $87,968,163    $78,193,821
                                                                          ===========    ===========

                                                                                  Year Ended
                                                                                 December 31,
                                                                              2004          2003
         Changes in net assets:
           Employer contributions                                        $ 4,899,768    $ 5,041,182
           Dividends                                                                      3,562,847
                                                                           3,813,537
           Net appreciation                                                              10,273,113
                                                                           5,700,061
           Benefits paid to participants                                  (1,901,921)    (2,803,396)
           Transfers to participant directed investments                  (1,678,076)    (2,801,911)
           Interplan transfers                                            (1,059,027)      (642,517)
                                                                          ----------       --------

                                                                         $ 9,774,342    $12,629,318
                                                                         ===========    ===========

4. INVESTMENTS

The Plan is a participant in the Cinergy Corp. Common Stock Master Trust, which was established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trust described above:

o	The Cinergy Corp. Union Employees’ 401(k) Plan, which covers union employees of Cinergy Corp.‘s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

o	The Cinergy Corp. Non-Union Employees’ 401(k) Plan, which covers non-union employees’ of Cinergy Corp. and subsidiaries who meet minimum age requirements.

The Plan has an undivided interest in the Master Trust. Fidelity Management Trust Company, in the name of U.S. Trust as Trustee, holds the Plan interest in Cinergy Corp. Common Stock Master Trust. A summary of the net assets of the Master Trust as of December 31 is as follows:

                                                                                   2004                 2003

         Cash and cash equivalents                                            $  4,823,702         $  3,190,592
         Cinergy Corp. common stock                                            428,963,584          391,632,070
                                                                               -----------          -----------

                    Total investments                                          433,787,286          394,822,662

         Receivables:
           Accrued interest                                                          6,532                2,781
           Securities sold                                                          41,713              397,873
                                                                                    ------              -------

                    Total assets                                               433,835,531          395,223,316

         Liabilities--Securities purchased                                         (64,030)            (412,038)
                                                                                   -------             --------

         Net assets of Cinergy Corp. Common Stock Master Trust                $433,771,501         $394,811,278
                                                                              ============         ============
Allocation of the net assets of the Master Trust to participating plans as of December 31 is as follows:

                                                                    2004                        2003
                                                            Amount       Percent         Amount     Percent

         Cinergy Corp. Union Employees'                  $ 56,024,465      13%       $ 51,000,219     13%
           401(k) Plan
         Cinergy Corp. Non-Union Employees'
           401(k) Plan                                    198,406,071      46         182,754,660     46
         Cinergy Corp. Union Employees'
           Savings Incentive Plan                         179,340,965      41         161,056,399     41
                                                          -----------                 -----------

                                                         $433,771,501                $394,811,278
                                                         ============                ============
A summary of income of the Cinergy Corp. Common Stock Master Trust as of December 31 is as follows:

                                                                            2004         2003

         Cinergy Corp. Common Stock Master Trust:
         Interest and dividends                                         $19,381,810   $18,512,632
         Net appreciation in fair value of investments                   30,212,573    54,042,291
                                                                         ----------    ----------

         Net Trust investment income                                    $49,594,383   $72,554,923
During 2004, the Plan’s investments (excluding the Cinergy Corp. Common Stock Master Trust, which is detailed above), which includes gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

                                                                           2004

         Mutual funds                                                   $5,379,801
         Common/collective trust                                           181,386
                                                                           -------

         Net appreciation in fair value of investments                  $5,561,187
                                                                        ==========
Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

                                                                         2004                    2003
                                                                  Amount     Percent      Amount       Percent

         Cinergy Corp. Union Employees'                        $ 6,427,198      13%    $ 9,159,616     13%
           401(k) Plan
         Cinergy Corp. Non-Union Employees'
           401(k) Plan                                          22,881,831      46      33,596,167     46
         Cinergy Corp. Union Employees'
           Savings Incentive Plan                               20,285,354      41      29,799,140     41
                                                                ----------              ----------

                                                               $49,594,383             $72,554,923
                                                               ===========             ===========
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

                                                                   2004                2003

         *     Plan interest in Cinergy Corp. Common
                  Stock Master Trust                          $179,340,965        $161,056,399
         *     Fidelity Retirement Money Market Fund                                14,598,431
         *     Fidelity Magellan Fund                           19,648,350          19,400,078
         *     Fidelity Equity-Income Fund                      20,917,025          18,968,531

         *     Denotes party-in-interest.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. An unvested amounts in the participant’s account may be forfeited upon termination of the plan.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all of the Plan’s investments, except the Cinergy Corp. Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee of the Plan’s interest in the Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

8. INVESTMENT RISK

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

9. PLAN CHANGES

Effective January 1, 2003, the Plan was restated to amend certain Plan provisions. The pre-tax contribution limit was increased to 50% of base pay up to the IRS maximum each year. The new company match after January 1, 2003 will be 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. The incentive match will be a maximum of an additional 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match.

Additionally, effective January 1, 2003, the Plan was amended and restated for the following provisions:

o	Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2004 and 2003, the IRS allows participants over the age of 50 to contribute up to an additional $3,000 and $2,000 over and above the $13,000 and $12,000 pre-tax limit, respectively. Cinergy will not provide a base company match or incentive match on these additional contributions.

o	The suspension of contributions due to a participant taking a hardship withdrawal will be reduced from 12 months to 6 months.

o	Participants will be provided with flexibility in receiving Cinergy Corp. common stock dividends. Participants (active employees, employees on a leave of absence or long term disability, retirees or former employees) who have an account balance in the Plan, have an annual opportunity to decide if they want to receive dividends as income (cash) or if they want them reinvested in the Cinergy Corp. Common Stock Fund. In 2004 and 2003, the amount of Cinergy Corp. common stock dividends paid out in cash by the Plan to participants was $659,367 and $390,161, respectively.

o	The Company is allowed, at its discretion, to make either a balanced profit sharing contribution or investor profit sharing contribution to the plan for the plan year in an amount determined by the Company. Any Balanced or Investor Profit Sharing Contributions made by the Company for a Plan Year shall be allocated among Balanced and Investor program employees who are employed as a program employee on the last day of the plan year. The allocable share of each such program employee shall be in the ratio which the Profit Sharing Earnings bears to the aggregate of such Profit Sharing Earnings for all such program employees. (See plan for additional details).

Effective January 1, 2005, the Plan was amended as follows:

o	Clarified that an Eligible Employee did not include nonresident aliens with no United States source income,

o	Provided that individuals who were terminated in connection with the transition of certain information technology-related responsibilities from the Company will be entitled to receive a profit-sharing contribution for 2004 even if they are not employed by the Company and its affiliates on December 31, 2004,

o	Clarified the Plan's disability provisions,

o	Reduced the amount to which an involuntary cash-out applies from $5,000 to $1,000 and provided that such determination shall be made after taking into account rollover contributions, and

o	Clarified the Plan’s ERISA Section 404(c) provisions.

10. SUBSEQUENT EVENT

On May 9, 2005, Cinergy Corp. and Duke Energy announced their plans to merge the two companies and become known as Duke Energy Corporation. It is unknown at this time what impact this merger will have on this Plan. The merger is estimated to be completed approximately twelve months from the date of the announcement. During that time, an integration team will make recommendations as to the content of the Duke Energy benefits package, including this Plan.

_________________

SUPPLEMENTAL SCHEDULE

CINERGY CORP.
UNION EMPLOYEES’ SAVINGS INCENTIVE PLAN

EIN: 31-1385023
PLAN NUMBER: 002

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

               Identity of Issuer,                   Description of Investment, Including
                Borrower, Lessor,                      Maturity Date, Rate of Interest,              Current
                or Similar Party                     Collateral, and Par or Maturity Value            Value

  *   Fidelity Investments                  Magellan Fund                                          $19,648,350
  *   Fidelity Investments                  Equity Income Fund                                      20,917,025
  *   Fidelity Investments                  U.S. Bond Index Fund                                     7,080,216
  *   Fidelity Investments                  Diversified International Stock Fund                     5,342,197
  *   Fidelity Investments                  Low-Priced Stock Fund                                    9,561,635
  *   Fidelity Investments                  Freedom Income Fund                                        887,817
  *   Fidelity Investments                  Freedom 2000 Fund                                          495,136
  *   Fidelity Investments                  Freedom 2010 Fund                                        2,505,546
  *   Fidelity Investments                  Freedom 2020 Fund                                        2,117,249
  *   Fidelity Investments                  Freedom 2030 Fund                                        1,437,846
  *   Fidelity Investments                  Freedom 2040 Fund                                          565,785
  *   Fidelity Investments                  Blue Chip Fund                                           5,168,084
      TCW Asset Management                  TCW Galileo Value Opportunity Fund                         246,715
      Rainier Investments                   Rainier Small/Midcap I                                   5,852,862
                                                                                                     ---------

                                                       Total investments in mutual funds            81,826,463
                                                                                                    ----------

      JP Morgan Investments                 JP Morgan Prime Money Market Instrument                 14,390,138
  *   Fidelity Investments                  Retirement Money Market Fund                                 1,321
  *   Fidelity Investments                  Fidelity Managed Income Portfolio                          808,989
  *   Fidelity Investments                  US Equity Index Pool                                     2,572,376
  *   Various Plan Participants             Participant Loans (interest rates ranging
                                              from 5.00% to 10.50% and maturities
                                              through July 5, 2009)                                 11,004,614

*Denotes a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          CINERGY CORP. UNION EMPLOYEES'
                                              SAVINGS INCENTIVE PLAN
                                              ----------------------

                                             By /s/ Darlene Glesenkamp

                                                Plan Administrator

S-1

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-72902 on Form S-8 of our report dated June 24, 2005, relating to the financial statements of the Cinergy Corp. Union Employees’ Savings Incentive Plan appearing in this Annual Report on Form 11-K of the Cinergy Corp. Union Employees’ Savings Incentive Plan for the year ended December 31, 2004.

Cincinnati, Ohio
June 24, 2005

E-1